UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: January 3, 2022

EXHIBIT INDEX

Exhibit 99.1 — Press Release

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Proposed Ninth Amended and Restated Memorandum and Articles of Association (included as Annex A of the Notice of Annual General Meeting in Exhibit 99.2)

Exhibit 99.4 — Blackline Memorandum and Articles of Association (included as Annex B of the Notice of Annual General Meeting in Exhibit 99.2)